SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

UNIONBANCAL CORPORATION

(Name of Subject Company (Issuer))

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

A Wholly Owned Subsidiary of

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Name of Filing Person(s) (Offeror(s)))

Common Stock, par value $1.00 per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Katsumi Hatao

Executive Officer & General Manager

Global Planning Division

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8388, Japan

81-3-3240-1111

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Donald J. Toumey

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
3,586,208,398.50	140,937.99

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share (the “Shares”) of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than Shares owned by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, at the tender offer price of $73.50 per Share, net to the seller in cash. As of August 14, 2008, there were 139,009,259 Shares outstanding. As of August 14, 2008, MUFG owned 90,259,680 Shares indirectly through its subsidiaries as follows: 90,217,308 Shares by The Bank of Tokyo-Mitsubishi UFJ, Ltd.; 30,272 Shares by Mitsubishi UFJ Trust and Banking Corporation (held in a fiduciary capacity); and 12,100 Shares by Mitsubishi UFJ Asset Management Co., Ltd. (held in a fiduciary capacity). As a result, this calculation assumes the purchase of 48,791,951 Shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals 0.00393% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	140,937.99	Filing Party:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Financial Group, Inc.
Form of Registration No.	Schedule TO-T	Date Filed:	August 29, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, as amended by Amendment No. 1 filed on September 19, 2008 (the “Schedule TO”) with the Securities and Exchange Commission on August 29, 2008 by The Bank of Tokyo-Mitsubishi UFJ, Ltd., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”, with such subsidiary being referred to as “Purchaser”), relating to the Offer (as defined below) by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than those shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, for $73.50 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated August 29, 2008, as amended and supplemented by the Supplement, dated September 19, 2008 to the Offer to Purchase. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule TO.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. You should read this Amendment together with the Schedule TO.

Item 11.	Additional Information.

Item 11 is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, on September 26, 2008. Based on its final count, the Depositary for the Offer, Mellon Investor Services LLC, has advised Purchaser that approximately 41,736,256 Shares were validly tendered, and not properly withdrawn. Together with the Shares already owned by MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, this represents approximately 94.2% of the total outstanding Shares. All Shares validly tendered, and not withdrawn, prior to the expiration of the Offer have been accepted for purchase by Purchaser, and payment for such Shares will be made promptly in accordance with the terms of the Offer. Additional shares were guaranteed to be delivered within the next three business days, which, if added to the tendered Shares and the Shares already owned by MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, would represent approximately 98.0% of the total outstanding Shares.

Because the Offer results in MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, owning at least 90% of the outstanding Shares, MUFG and Purchaser intend to cause the Merger to be effected as promptly as reasonably practicable.

On September 28, 2008, MUFG, Purchaser and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(iv) and is incorporated herein by reference. On the same date, MUFG and Purchaser issued a similar Japanese press release, an English translation of which is attached hereto as Exhibit (a)(5)(iv)(B) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(iv)	Joint press release issued by MUFG, Purchaser and the Company dated September 28, 2008.

(a)(5)(iv)(B)	English translation of a Japanese press release issued by MUFG and Purchaser dated September 28, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Nobuyuki Hirano
Name: Nobuyuki Hirano Title: Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ Nobuyuki Hirano
Name: Nobuyuki Hirano Title: Managing Director

Date: September 29, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(iv)	Joint press release issued by MUFG, Purchaser and the Company dated September 28, 2008.

(a)(5)(iv)(B)	English translation of a Japanese press release issued by MUFG and Purchaser dated September 28, 2008.

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